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Exhibit 99.30
INDEPENDENT MINING CONSULTANTS, INC.
FILED BY SEDAR
September 25, 2006
To:       The Security Regulatory Authorities of each of the Provinces and Territories of Canada
Dear Sirs/Mesdames:
This letter is being filed as the consent of Michael G. Hester, FAusIMM, B.Sc. M.S., Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc., to being named in the “Information Concerning Goldcorp” section of the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the Circular and of extracts from, or a summary of, the Report in the written disclosure contained in the Circular:
“Technical Report NI 43-101F1 Los Filos Project, Mexico” for Goldcorp Inc. dated March 31, 2006.
I hereby confirm that I have read the written disclosure from the Report included in the Circular and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,

/s/ Michael G. Hester Michael G. Hester, FAusIMM, B.Sc. M.S.,
Vice President and Principal Mining Engineer
Independent Mining Consultants, Inc.